

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Nicholas S. Schorsch
Managing Member
Bellevue Capital Partners, LLC
222 Bellevue Avenue
Newport, RI 02840

> **Re: Bellevue Capital Partners, LLC**
> **American Strategic Investment Co.**
> **Schedule TO-T/A Filed June 26, 2024**
> **File No. 005-90261**

Dear Nicholas S. Schorsch:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule TO-T/A Filed June 26, 2024

General

1. We note that Amendment No. 3 to the Schedule TO and the Third Supplement to the Offer to Purchase increase the offered Purchase Price from $10.25 to $11.00 per share, while the Expiration Date remains July 5, 2024. Please further amend the Schedule TO and the Offer to Purchase to extend the offer period such that at least ten business days remain from the date that notice of the increase in the offered Purchase Price was first published or sent or given to security holders until the Expiration Date, or otherwise advise. See Exchange Act Rule 14e-1(b).

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions